Exhibit 4.1
THE BP EXECUTIVE DIRECTORS’ INCENTIVE PLAN
Preamble
The Plan has three Elements which comprise the tools available to the Committee to construct Executive Directors’ long-term incentive arrangements:
The Performance Share Element This Element permits Performance Share Awards to be granted to Executive Directors, which may result in Shares vesting (without payment by the Executive Directors) to the extent that a performance condition imposed by the Committee is met. In exceptional recruitment circumstances, Shares may be awarded which are subject to a requirement of continued service over a specified period, rather than a corporate performance condition;
The Deferred Matching Element This Element permits Deferred Shares to be granted to Executive Directors, as part of a Compulsory Award or Voluntary Award, in respect of a fraction of annual bonus relating to the financial year preceding the Date of Grant, which may result in Shares vesting (without payment by the Executive Directors) to the extent that a hurdle imposed by the Committee is assessed to have been achieved. At the time of granting Deferred Shares, the Committee shall also grant Matching Shares, as part of a Compulsory Award or a Voluntary Award, which shall vest if, and to the extent that, the Deferred Shares vest; and
The Share Option Element This Element permits Options to be granted to Executive Directors at an Option Exercise Price no lower than the Market Value of a Share. All Options will be subject to a demanding performance condition.
The key objectives of the Plan are to ensure that the remuneration packages for the Executive Directors support the Company’s goal of maximizing sustainable long-term shareholder value, and to provide a just system of fixed and variable pay for Executive Directors, taking into account the success of the Company and the competitive global marketplace in which the Company operates.
The Plan is designed to achieve these objectives by:
•	giving the Committee a range of tools, within an overall framework approved by shareholders, with which to construct remuneration packages that are tailored to the Company’s business objectives each year and are calibrated to achieve the desired linkage between performance and pay;

•	requiring Executive Directors to build up and maintain a significant shareholding in the Company, in light of the Committee’s belief that such a shareholding aligns the interests of the Executive Directors with those of shareholders;

•	permitting the Committee to assess performance against the goal of maximizing long-term shareholder value on both qualitative and quantitative grounds, thus allowing exercise of judgement in an informed and reasonable manner by the Committee in relation to the vesting of Shares; and
•	making the terms and operation of the Plan as clear and uncomplicated as possible for Participants and shareholders.
The Committee will keep these objectives, and the manner in which it operates the Plan, under regular review, and will be proactive in obtaining an understanding of shareholder preferences.
1.	Definitions
1.1 In this Plan, unless the context otherwise requires, the following words and expressions shall have the following meanings, namely:
2010 Renewal Date means the date of renewal of the Plan by the Company in general meeting (15 April 2010);
Award means a right granted under the rules of the Plan in relation to an Element;
Cause means material breach by a Participant of his contract of employment;
the Committee means the Remuneration Committee of the board of directors of the Company;
the Company means BP plc;
Compulsory Award in relation to the Deferred Matching Element, shall have the meaning in rule 5.2;
Control has the meaning given to that word by section 995 of the Income Tax Act 2007;
Date of Grant means the date on which an Award is granted;
Dealing Day means any day on which the London Stock Exchange (or in relation to an Option Exercise Price in US dollars the New York Stock Exchange) is open for business;
Deferred Shares means, in relation to a Compulsory Award or Voluntary Award under the Deferred Matching Element, a conditional right to Shares at the end of the Vesting Period, subject to (i) any hurdle imposed by the Committee being assessed to have been achieved, and (ii) satisfaction of all other terms on which the award was granted;
Element means, as appropriate, the Performance Share Element, the Deferred Matching Element, and the Share Option Element;
Executive Director means any executive director of the Company;
Grant Letter means the document setting out the rights and obligations attaching to an Award and which shall include or incorporate by reference the rules of the relevant sub-plan to which an Award relates;

Grant Period means the period of 42 days commencing on any of the following:
(a)	the day on which the Company makes an announcement of its results for the last preceding financial year, half year, quarter or other period; or

(b)	any day on which the Committee resolves that exceptional circumstances exist which justify the grant of Awards;
the Group means the Company and the Subsidiaries and member of the Group shall be construed accordingly;
Market Value means, in relation to a Share, the closing price for a Share as derived from the Daily Official List of The London Stock Exchange on any Dealing Day (or if applicable the closing price on the New York Stock Exchange);
Matching Shares means, in relation to a Compulsory Award or Voluntary Award under the Deferred Matching Element, a conditional right to Shares at the end of the Vesting Period that is linked to Deferred Shares, the vesting of which is subject to (i) the hurdle imposed by the Committee being assessed to have been achieved, and (ii) satisfaction of all other terms on which the award was granted;
Option means a right granted under the Plan to purchase Shares;
Option Exercise Price means the price per Share (in Sterling or US dollars) payable on the exercise of an Option as determined by the Committee (subject to adjustment under rule 7);
Participant means any individual who holds a subsisting Award (including, where the context permits, the legal personal representatives of a deceased Participant);
Performance Period means, in relation to the Performance Share Element, the period of three years (or such longer period as the Committee may specify) over which corporate performance is measured;
Performance Share Award means, in relation to the Performance Share Element, a conditional right to Shares at the end of a Performance Period, subject to satisfaction of performance conditions and all other terms on which the award was granted;
the Plan means this Plan as amended from time to time;
Shares means fully paid ordinary shares in the capital of the Company or American Depository Shares (or, in either case, shares representing those shares following any reorganisation of the share capital of the Company);
Subsidiary means any subsidiary of the Company within the meaning of section 1159 of the Companies Act 2006 over which the Company has Control;
Treasury Shares means ordinary shares in the capital of the Company which are held in treasury by the Company in accordance with sections 724 to 732 of the Companies Act 2006;

Trustee means the trustee from time to time of any employee trust which the Committee selects to satisfy Awards;
Vesting Period means, in relation to the Deferred Matching Element, the period of three years (or such longer period as the Committee may specify) over which the hurdle imposed by the Committee is assessed; and
Voluntary Award in relation to the Deferred Matching Element, shall have the meaning in rule 5.2.
1.2 Where the context permits the singular shall include the plural and vice versa and the masculine shall include the feminine. Headings shall be ignored in construing the Plan.
1.3 References to any act shall include any statutory modification, amendment or re-enactment thereof.
2.	Grant of Awards
2.1 The Committee may, during a Grant Period, grant Awards to Executive Directors selected by the Committee in its absolute discretion. For the avoidance of doubt, no Executive Director shall have the right or expectation to participate in the Plan.
2.2 Each Award shall comprise such Elements, and shall be subject to such conditions, as the Committee determines at its absolute discretion. In determining the Elements and setting performance and other conditions, the Committee shall consider a range of internal and external factors affecting the Company.
2.3 The grant of an Award and/or the delivery of Shares upon exercise thereof shall be conditional on the Executive Director agreeing to comply with any arrangements specified by the Company for the payment of taxation and social security contributions (including without limitation the right to sell on his behalf sufficient Shares to satisfy any taxation or social security contributions liability on his part for which any member of the Group may be liable) in respect of an Award.
2.4 As soon as practicable after the Date of Grant the Committee shall procure the issue to a Participant of a Grant Letter in respect of the Elements granted to him.
2.5 An Executive Director to whom an Award is granted may, by notice in writing to the Company given within 30 days after the Date of Grant, renounce in whole or in part his rights under the Award.
2.6 Upon renewal of the Plan at the Annual General Meeting in 2010, no Award shall be granted under the Plan later than the fifth anniversary of the 2010 Renewal Date.
2.7 Every Award granted hereunder shall be personal to the Participant and, except to the extent necessary to enable a personal representative to exercise the Award following the death of a Participant, neither the Award nor the benefit thereof may be transferred, assigned, charged or otherwise alienated. Any transfer of an Award otherwise than as permitted under this rule 2.7 shall cause the Award to lapse.
3.	Plan Limits
3.1 Awards may only be satisfied using existing issued Shares or Treasury Shares. Where existing issued Shares are used, the Company shall provide (and shall procure, where appropriate, that any member of the Group which employs Participants shall provide) sufficient monies to enable the Trustee to acquire sufficient Shares to satisfy all Awards. Such monies shall be provided to the Trustee no later than the date on which the Award is exercisable.
3.2 The total number of Shares that may be transferred (whether as existing issued Shares or as Treasury Shares) pursuant to Awards granted under the Plan in the five years following the 2010 Renewal Date (ignoring Shares comprised in Awards which have been cancelled, renounced pursuant to rule 2.5 or have lapsed) shall not exceed 0.5 per cent. of the issued ordinary share capital of the Company as at the 2010 Renewal Date.
3.3 There is no limit on the value of Awards which may be granted to a Participant in any year or over the life of the Plan. However, (a) the total combined value of Awards granted under all Elements in any year will be set by the Committee at a level designed to reflect global market practice, and (b) for the purposes of regulation 162 of the Internal Revenue Code, no Participant who is resident in the United States will be granted Awards under either the Option Element or the Share Element in any year over more than 0.1 per cent. of the issued ordinary share capital of the Company as at the 2010 Renewal Date.
4.	Specific Provisions relating to the Performance Share Element
4.1 The Committee may, at its absolute discretion, grant the Performance Share Element during any Grant Period. The Performance Share Element will normally be subject to a performance condition. The performance condition attaching to Awards under this Element will be determined by the Committee at the time of grant and will relate to the Company’s performance, either absolutely or relative to competitors, over a Performance Period.
4.2 The Shares awarded on maturity of this Element will normally be subject to a compulsory retention period determined by the Committee which will not normally be less than three years. Shares will only be released at the end of the retention period if the Company’s minimum shareholding guidelines (as determined by the Committee from time to time) have been met.
4.3 The Grant Letter issued under rule 2.4 shall specify, inter alia, the following:
(a)	the circumstances, if any, and proportions in which, an award of Shares will vest under this Element in the event that a Participant ceases to be an employee of the Group prior to the end of the Performance Period;

(b)	whether any retention period will apply to any award of Shares pursuant to sub-paragraph (a) of this rule 4.3 and the length of any such retention period;

(c)	whether any award of Shares will vest under this Element in the event of the death of the Participant; and

(d)	that any entitlement to an award of Shares under this Element will automatically lapse in the event that:
(i)	the Participant is dismissed for Cause; and

(ii)	the Participant is declared bankrupt or enters into any general composition with or for the benefit of his creditors.
4.4 In exceptional recruitment circumstances, the Committee may make Awards under the Share Element which are subject to a requirement of continued service over a specified period, rather than a corporate performance condition.
5.	Specific provisions relating to the Deferred Matching Element
5.1 The Committee may, at its absolute discretion, grant Deferred Shares during any Grant Period in compliance with rule 5.2. At the time of granting Deferred Shares, the Committee will also grant Matching Shares which will (subject to the terms of the Grant Letters) vest if and to the extent that the linked Deferred Shares vest.
5.2 Deferred Shares, and therefore Matching Shares, shall be granted by the Committee:
(a)	as the two parts of a Compulsory Award, in which event the Deferred Shares shall replace such percentage of annual bonus (not exceeding one-third thereof) as the Committee would otherwise have awarded to the Executive Director in respect of the previous financial year of the Company; and/or

(b)	as the two parts of a Voluntary Award, in which event the Committee shall provide the Executive Director with the opportunity to receive further Deferred Shares to replace such further percentage of annual bonus (not exceeding a further one-third thereof), as the Committee would otherwise have awarded to the Executive Director in respect of the previous financial year of the Company.
For the avoidance of doubt, the Committee may grant Compulsory Awards in any year without granting Voluntary Awards.
5.3 Vesting of the Deferred Shares, and therefore the Matching Shares, will be dependent on the Committee’s assessment that the Company has achieved a hurdle determined by the Committee at the time of grant, which will initially relate to the Company’s safety and environmental sustainability over the Vesting Period.
5.4 The Shares vesting on maturity of this Element will not normally be subject to a compulsory retention period. However, Shares will only be released at the end of the

Vesting Period if the Company’s minimum shareholding guidelines (as determined by the Committee from time to time) have been met.
5.5 The Grant Letter issued under rule 2.4 shall specify, inter alia, the following:
(a)	the circumstances, if any, and proportions in which, an award of Shares will vest under this Element in the event that a Participant ceases to be an employee of the Group prior to the end of the Vesting Period;

(b)	whether any award of Shares will vest under this Element in the event of the death of the Participant; and

(c)	that any entitlement to an award of Shares under this Element will automatically lapse in the event that:
(i)	the Participant is dismissed for Cause; and

(ii)	the Participant is declared bankrupt or enters into any general composition with or for the benefit of his creditors.
6.	Specific Provisions relating to Options
6.1 The Committee may, at its absolute discretion, grant Options during any Grant Period. The Option Exercise Price of such Options shall be determined by the Committee at its absolute discretion, but shall not be less than the Market Value of a Share on the Dealing Day preceding the Date of Grant or the average of the Market Values of a Share on the three Dealing Days prior to the Date of Grant.
6.2 All Options will be subject to a demanding performance condition.
6.3 The Committee will not grant Options unless it considers that an Option grant is supported by the underlying performance of the Company’s business.
6.4 The Grant Letter issued under rule 2.4 shall specify, inter alia, the following:
(a)	the date or dates on which the Option shall normally become exercisable;

(b)	the date or dates on which the Option shall lapse provided that no Option shall be capable of exercise after the tenth anniversary of its Date of Grant;

(c)	the circumstances, if any, and the proportions in which the Option shall become exercisable in the event that a Participant ceases to be an employee of the Group;

(d)	whether and to what extent, the Option shall become exercisable in the event of the death of the Participant;

(e)	that all the Option will automatically lapse in the event that:
(i)	the Participant is dismissed for Cause; and

(ii)	the Participant is declared bankrupt or enters into any general composition with or for the benefit of his creditors; and
(f)	the procedure for the exercise of an Option (including whether the Option may be exercised in whole or in part).
6.5 Any Grant Letter issued pursuant to rule 6.4 shall ensure that legally enforceable rights are created in favour of the Participant.
7.	Corporate Transactions and other events
7.1 Save as provided in rules 7.2 and 7.3, if:
(a)	any company obtains Control of the Company as a result of making a general offer to acquire all the Shares (other than those which are already owned by him and/or any person acting in concert with him);

(b)	any company, having such Control, makes a general offer to acquire the Shares (other than those which are already owned by him and/or any person acting in concert with him);

(c)	any company obtains Control of the Company in pursuance of a scheme of arrangement sanctioned by the Court under section 899 of the Companies Act 2006; or

(d)	notice is duly given of a resolution for the voluntary winding-up of the Company;
then the following provisions shall apply (unless the Committee specifies otherwise in the Grant Letter at the time of grant):
(i)	if the relevant event occurs before the end of a Performance Period relating to an Award under the Performance Share Element, the Committee will immediately determine the number of Shares which vest for each Participant, taking account of the proportion of the Performance Period which has elapsed and the degree to which the performance condition has been satisfied;

(ii)	if the relevant event occurs before the end of a Vesting Period relating to an Award under the Deferred Share Matching Element, the Committee will immediately determine the number of Shares which vest for each Participant, taking account of the proportion of the Vesting Period which has elapsed and the Committee’s assessment of the Company’s achievement of the relevant hurdle; and

(iii)	any Option granted prior to the date on which the relevant event occurs shall become exercisable in full (irrespective of whether it is already exercisable and irrespective of satisfaction of any performance conditions) and the Option will lapse on such date as the Committee specifies.

7.2 For the avoidance of doubt, Awards shall not without the consent of the Committee be exercisable under rule 7.1 in the event of a scheme of arrangement (referred to in rule 7.1(c)) if the purpose and effect of the scheme of arrangement is to create a new holding company for the Company, such company having substantially the same shareholders and proportionate shareholdings as those of the Company immediately prior to the scheme of arrangement. In that event, the Committee shall endeavour to procure that an exchange of Awards is effected under rule 7.3.
7.3 If any company (the Acquiring Company) obtains Control of the Company as a result of an event referred to in rule 7.1, each Participant may, at any time within one month of the change of Control, with the agreement of the Acquiring Company, release any Award (or Element thereof) which has not lapsed (the Old Right) in consideration of the grant to him of a new award, which in the opinion of the Committee and the Acquiring Company is equivalent to the Old Right but relates to shares in a different company (whether the Acquiring Company itself or another company in its group).
8.	Adjustment of Awards, and Clawback
8.1 In the event of:
(i)	any variation in the share capital or reserves of the Company (including, without limitation, by way of capitalisation or rights issue or any consolidation, sub-division or reduction); or

(ii)	the implementation by the Company of a demerger or the payment by the Company of a super-dividend which would otherwise materially affect the value of an Award, then the terms of Awards (including, if relevant, the performance conditions or other hurdles applicable thereto) shall be adjusted in such manner as the Committee shall determine in its absolute discretion provided that no adjustment shall be made pursuant to this rule unless and until the auditors for the time being of the Company (acting as experts not arbitrators) shall confirm in writing to the Committee that such adjustment is in their opinion fair and reasonable.
8.2 Notwithstanding any provision in these rules or in any Grant Letter, in the event that:
(a)	any Award which has not yet vested (or, in the case of an option, been exercised) is discovered to have been granted on the basis of materially misstated financial or other data, then the Committee may (acting fairly and reasonably) determine that the Award shall lapse (provided that the Committee may, at its discretion, determine that the Award should continue to subsist in relation to a reduced number of Shares, or on other different terms, in which event the Award shall continue to subsist on such revised terms as the Committee thinks fit); or

(b)	the vesting level of an Award which has vested (or, in the case of an option, been exercised) is discovered to have been determined on the basis of materially misstated financial or other data, then the Committee may (acting fairly and reasonably) determine that the Participant should repay (whether by re-transfer of Shares, or payment of cash proceeds) to the Company (or as it shall direct) an amount equal to the full benefit (such benefit to be computed on an after-tax basis) received by the Participant from such vesting or exercise (provided that the Committee may, at its discretion, determine that a lesser amount should be repaid). Each Participant shall undertake, as a condition of participation in the Plan, to re-transfer Shares or pay cash in order to comply with this rule.
9.	Transfer of Shares on Vesting of Exercise of Awards
9.1 Subject to any necessary consents, to payment being made for the Shares (if applicable) and to compliance by the Participant with the terms of the Plan, not later than 30 days after vesting (or, if applicable, receipt of valid notice of exercise), the Company shall procure the transfer of Shares to the Participant (or to his nominee). The Company shall (unless the Shares are to be issued in uncertificated form) as soon as practicable deliver to the Participant (or his nominee) a definitive share certificate or other evidence of title in respect of such Shares.
9.2 The Company shall not be obligated to procure the transfer of Shares in connection with any Award or take any other action under the Plan in a transaction subject to the requirements of any applicable securities law, any requirement under any listing agreement between the Company and any securities exchange or automated quotation system or any other law, regulation or contractual obligation of the company until the Company is satisfied that such laws, regulations, and other obligations of the Company have been complied with in full. The Company may require any Participant to make such representations and furnish such information as it may consider appropriate in connection with the transfer of Shares under the Plan. Certificates representing Shares will be subject to such stop-transfer orders and other restrictions as may be applicable under such laws, regulations and other obligations of the Company, and a legend or legends may be placed thereon to reflect such restrictions.
10.	Rights Attaching to Shares Transferred Pursuant to Awards
10.1 All Shares transferred upon the exercise of an Award shall rank pari passu in all respects with the Shares in issue at the date of exercise save as regards any rights attaching to such Shares by reference to a record date prior to the date of exercise.
10.2 Any Shares acquired on exercise of Awards shall be subject to the articles of association of the Company from time to time.
11.	Administration and Amendment
11.1 The decision of the Committee shall be final and binding in all matters relating to the Plan and it may at any time discontinue the grant of further Awards or amend any of the provisions of the Plan in any way it thinks fit provided that:
(a)	the Committee shall not make any amendment that would materially prejudice the interests of existing Participants except with the prior consent or sanction of Participants; and

(b)	no amendment to the advantage of Executive Directors or Participants may be made to the basic structure of the Plan (as determined by the Committee but including, without limitation, the definition of Executive, the limit under rule 3.2, the terms of Shares to be provided under the Plan and the adjustment provisions of rule 8 of the Plan) without the prior approval of the Company in general meeting except in the case of an amendment to benefit the administration of the Plan.
12.	General
12.1 The Plan constitutes an employees’ share scheme for the purposes of section 1166 of the Companies Act 2006 (being a scheme for encouraging or facilitating the holding of Shares), save in respect of rights granted under the Schedule hereto. Any member of the Group may provide money to the trustees of any trust or any other person to enable them or him to acquire Shares to be held for the purposes of the Plan, or enter into any guarantee or indemnity for those purposes, to the extent not prohibited by section 678 and 679 of the Companies Act 2006.
12.2 The rights and obligations of a Participant under the terms and conditions of his office or employment shall not be affected by his participation in the Plan or any expectation or right which (notwithstanding rule 2.1) he believes he may have to participate in the Plan. An individual who participates in the Plan waives all and any rights to compensation or damages in consequence of the termination of his office or employment with any company for any reason whatsoever insofar as those rights arise, or may arise, from his ceasing to have rights under or be entitled to exercise any Award under the Plan as a result of such termination or from the loss or diminution in value of such rights or entitlements. If necessary, the Participant’s terms of employment shall be deemed to be varied accordingly.
12.3 Any notice or other document required to be given under or in connection with the Plan may be delivered to a Participant or sent by post to him at his home address according to the records of his employing company or such other address as may appear to the Company to be appropriate. Notices sent by post shall be deemed to have been given on the day following the date of posting. Any notice or other document required to be given to the Company under or in connection with the Plan may be delivered or sent by post to it at its registered office (or such other place or places as the Committee may from time to time determine and notify to Participants).
12.4 Benefits under the Plan shall not be pensionable (save to the extent that the underlying bonus to which Deferred Shares relate is pensionable).
12.5 Notwithstanding any provision in these rules or in any Grant Letter, all unvested Awards shall lapse automatically, and Shares that have vested or been exercised under Awards shall be forfeited (and any financial benefit reimbursed) in the event that the Awards in question were granted, or their vesting was determined, on the basis of materially misstated financial or other data.
12.6 The Company, or where the Committee so directs any Subsidiary, shall pay the appropriate stamp duty on behalf of Participants in respect of any transfer of Shares on the exercise of Awards.

12.7 These rules shall be governed by, and construed in accordance with, the laws of England.

THE BP EXECUTIVE DIRECTORS’ INCENTIVE PLAN
(Adopted by shareholders at the Annual General Meeting on 13th April 2000)
(Renewed by shareholders at the Annual General Meeting on 14th April 2005)
(Renewed by shareholders at the Annual General Meeting on 15th April 2010)